UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 14, 2012

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated September 13, 2012, announcing new appointments to STMicroelectronics’ Executive Management team.

PR No.: C2690C

STMICROELECTRONICS ANNOUNCES NEW APPOINTMENTS
IN THE EXECUTIVE MANAGEMENT TEAM

Geneva, September 13, 2012 –STMicroelectronics, (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today that, effective immediately, Georges Penalver has been appointed Executive Vice President, Member of the Corporate Strategic Committee, Corporate Strategy Officer. Penalver was formerly Managing Director of the Communication Business Group of Sagem and, more recently, Member of the Executive Board of France Telecom/Orange Group in charge of the Group’s Strategic Initiatives and Partnerships. He brings a wide experience in defining corporate strategies, leading businesses and implementing comprehensive transformation processes.

Jean-Marc Chery, Executive Vice-President, will take the additional responsibility of General Manager, Digital Sector, while maintaining his current role of Executive Vice-President, Chief Technology and Manufacturing Officer.

As a consequence of Chery’s expanded responsibilities, Eric Aussedat, General Manager, Imaging and Bi-CMOS ASICs Group; Joel Hartmann, Corporate Vice President, Front-end Manufacturing & Process R&D, Digital Sector, and Philippe Magarshack, Corporate Vice President, Design Enablement & Services, are promoted to Executive Vice Presidents while maintaining their previous scope of activities; Stéphane Delivré, Corporate Vice President, Global Chief Information Officer, will now report to the President & CEO.

Philippe Lambinet, Executive Vice President, Corporate Strategy Officer and General Manager, Digital Sector is leaving the company today to pursue other interests.

ST also announced it will present its new strategic plan in December. The objectives of the plan are to continue to accelerate the company’s roadmap towards the already announced financial model, taking into account the changed market environment and some specific customer dynamics, and to continue to ensure the future success of the company in total, with the two pillars, the Analog and the Digital businesses, both becoming as quickly as possible sustainable segments of ST.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

GEORGES PENALVER
 Executive Vice President
Corporate Strategy Officer

Georges Penalver is Executive Vice President of STMicroelectronics, Corporate Strategy Officer, Member of the Corporate Strategic Committee, and has held this position since September, 12, 2012.

Penalver began his career in 1980 with Sagem, where he was head of Telecom devices R&D in his earlier career. Later he was responsible for the fax and mobile communication business, where he led the development and launch of the first Sagem GSM mobile range. From there he moved up the ladder of Sagem, taking the position of Managing Director Internet & Networks Division in 1999, while at the same time becoming a Member of the company Executive Board. In 2002 he took the position of Managing Director for the Communication Business group, holding that position until 2005.

In 2005 Penalver joined the France Telecom/Orange Group as a Member of the Executive Board in charge of Group Strategic Marketing and Orange Labs. From 2009 to 2011 he took on the responsibility of Group Strategic Initiatives and Partnerships.

Penalver was knighted of the French order “Ordre National du Mérite” by the President of the French Republic in 2003.

Georges Penalver is a French citizen born in Meknès, Morocco, in 1956. He holds a degree from the Ecole Nationale Supérieure d’Arts et Métiers and from the Ecole Nationale Supérieure des Télécommunications in Paris.

September 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: September 14, 2012	By:	/s/ MARIO ARLATI

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer